SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 18, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on November 18, 2008.

CORPORATE COMMUNICATIONS

PRESS RELEASE

Amsterdam, 18 November 2008
ING seeks voluntary delisting of shares from Frankfurt, Paris and Swiss stock exchanges
ING announced today that it intends to concentrate the trading of its (depositary receipts for) shares on the stock exchanges in Amsterdam, Brussels and New York. Accordingly, ING has filed applications to voluntary delist from the Frankfurt, Paris and Swiss stock exchanges.
The decision to seek delisting is based on the following factors:
•	The low volume of shares traded on the aforementioned exchanges. In the twelve months up to 1 November 2008, trading on the Frankfurt, Paris and Swiss exchanges amounted to a combined 0.3% of the total daily trading volume in ING shares. This share of volume has steadily been diminishing over the last years.

•	Technological and regulatory developments now give investors ample opportunity to trade shares on exchanges outside their country of residence. This reason for having a broad range of listings is now no longer relevant.

•	Maintaining a listing brings costs with it. Concentrating trading on a limited number of exchanges aligns with ING’s ongoing focus on cost efficiency.
The delisting from the Frankfurt Stock Exchange, and SWX Swiss Exchange (Zürich, Basle and Geneva) is expected to be completed in the first quarter of 2009. ING’s delisting from Euronext Paris will take place after Euronext moves to a single order book for Paris, Amsterdam and Brussels in January, thereby giving investors in France the possibility to trade in ING shares via the Brussels or Amsterdam Exchange. All the aforementioned delistings are conditional on approval of the relevant authorities and exchanges.
The listings of (depositary receipts for) shares on Euronext Amsterdam and Euronext Brussels and of ADRs on the New York Stock Exchange are not affected by the delisting.
Press enquiries
Raymond Vermeulen
ING Group
+31 20 541 5682
Raymond.Vermeulen@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: November 18, 2008